UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ISOFTSTONE HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

46489B108**

(CUSIP Number)

Ip Kun Wan, Kiril

46/F, Far East Finance Centre

16 Harcourt Road, Hong Kong

Tel: +852 2528 9882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten ordinary shares, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 46489B108	Page 2

1	Name of reporting persons CHINA EVERBRIGHT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 3

1	Name of reporting persons CHINA EVERBRIGHT INVESTMENT MANAGEMENT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO, IA – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 4

1	Name of reporting persons WINDSOR VENTURE LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 5

1	Name of reporting persons FOREBRIGHT PARTNERS LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 6

1	Name of reporting persons CSOF III GP LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 7

1	Name of reporting persons FOREBRIGHT ADVISORS LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO, IA – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 8

1	Name of reporting persons CHINA SPECIAL OPPORTUNITIES FUND III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) PN – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 9

1	Name of reporting persons ACCURATE GLOBAL LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 10

1	Name of reporting persons ADVANCED ORIENT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 11

1	Name of reporting persons CHINA EVERBRIGHT GP LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 12

1	Name of reporting persons CHINA FOREBRIGHT INVESTMENT MANAGEMENT LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization HONG KONG
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO, IA – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 13

1	Name of reporting persons CHINA SPECIAL OPPORTUNITIES FUND, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) PN – See Item 3

SCHEDULE 13D

CUSIP No 46489B108	Page 14

1	Name of reporting persons CSOF TECHNOLOGY INVESTMENTS LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) OO – See Item 3

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 17, 2013 with respect to iSoftStone Holdings Limited, as previously amended by Amendment No. 1 (the “Amendment No. 1”) filed on July 26, 2013, Amendment No. 2 (the “Amendment No. 2”) filed on November 4, 2013, Amendment No.3 (the “Amendment No. 3”) filed on March 3, 2014 and Amendment No.4 (the “Amendment No.4”) filed on April 21, 2014.

Item 2.	Identity and Background

Item 2 is hereby amended as follows:

The sentence in the second paragraph under Item 2 of the Original Schedule 13D “Forebright Partners is wholly owned by employees of CEL who as a team make investment recommendations to the investment committee that makes investment decisions for CSOF III and Windsor” is replaced with “Forebright Partners is owned by 10 individuals that are members of the investment team of CSOF III.”

Schedule A is amended and restated in its entirety as attached hereto.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On August 25, 2014, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer voted in person or by proxy to authorize and approve the Merger Agreement, the plan of merger for the purposes of the Merger (“plan of merger”) and the transactions contemplated thereby, including the Merger.

On August 29, 2014, the Issuer and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of August 29, 2014, pursuant to which the Merger became effective on August 29, 2014. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the Merger, each Ordinary Share (including Ordinary Shares represented by ADSs) that was issued and outstanding immediately prior to the effective time of the Merger (other than Excluded Shares) was cancelled and ceased to exist, in exchange for the right to receive $0.57 in cash without interest. Each Excluded Share (including Excluded Shares represented by ADSs) that was issued and outstanding immediately prior to the effective time (other than dissenting shares) was cancelled and ceased to exist without any conversion or consideration. Each dissenting share that was issued and outstanding immediately prior to the effective time was cancelled and ceased to exist, in consideration for the right to receive the fair value of such dissenting share as determined in accordance with applicable law of the Cayman Islands.

As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons prior to the effective time of the Merger were cancelled and the Reporting Persons no longer beneficially own any Ordinary Share of the Issuer.

Following the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange. In addition, 90 days after the filing of Form 15 in connection with the completion of the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs and the underlying Ordinary Shares under the Exchange Act will be terminated.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)	As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons prior to the effective time of the Merger were cancelled and the Reporting Persons no longer beneficially own any Ordinary Share.

(c)	Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	August 29, 2014.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

CHINA EVERBRIGHT LIMITED

The name, title, present principal employment, business address and citizenship of each director and executive officer of CEL are set forth below.

Name	Title	Present Principal Employment	Business Address	Citizenship

Tang Shuangning	Executive Director	Chairman of the Board of Directors of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Liu Jun	Executive Director	Deputy Chairman of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Chen Shuang	Executive Director	Chief Executive Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Tang Chi Chun	Executive Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	British

Jiang Yuanzhi	Executive Director	Chief Investment Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Wang Weimin	Non-executive Director	Vice President of Everbright Securities Company Limited*	1508 XinZha Road, Jingan District, Shanghai, 200040, the People’s Republic of China	People’s Republic of China

Seto Gin Chung, John	Independent Non-executive Director	Director of Pacific Eagle Asset Management Limited**	21/F., AON China Building, 29 Queen’s Road, Central, Hong Kong	People’s Republic of China

Lin Zhijun	Independent Non-executive Director	Professor and Head of the Department of Accountancy and Law in Hong Kong Baptist University***	6/F., Wing Lung Bank Building, 34 Renfrew Road, Kowloon Tong, Kowloon, Hong Kong	Canada

Chung Shui Ming, Timpson	Independent Non-executive Director	Independent Non-executive Director of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

*	Everbright Securities Company Limited is a securities firm with its business address at 1508 Xin Zha Road, Jingan District, Shanghai, 200040, the People’s Republic of China.
**	Pacific Eagle Asset Management Limited is an asset management company with its business address at 21/F., AON China Building, 29 Queen’s Road, Central, Hong Kong.
***	Hong Kong Baptist University is a publicly funded tertiary institution in Hong Kong.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

CHINA EVERBRIGHT INVESTMENT MANAGEMENT LIMITED

The name, title, present principal employment, business address and citizenship of each director and executive officer of CEIM are set forth below. As of the date of this Amendment, CEIM has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship

Tang Chi Chun	Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

Chen Shuang	Director	Chief Executive Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Tsang Sui Cheong, Frederick	Director	Chief Risk Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

WINDSOR VENTURE LIMITED

The name, title, present principal employment, business address and citizenship of each director of Windsor are set forth below. As of the date of this Amendment, Windsor has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship

Chen Shuang	Director	Chief Executive Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Tang Chi Chun	Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

FOREBRIGHT PARTNERS LIMITED

The name, title, present principal employment, business address and citizenship of each director of Forebright Partners are set forth below. As of the date of this Amendment, Forebright Partners has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship

He Ling	Director	Chairman of Forebright Capital Management Limited (“FCML”)*	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	People’s Republic of China

Ip Kun Wan	Director	Chief Operating Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

Liu Cheng	Director	Chief Executive Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	People’s Republic of China

*	FCML is a company incorporated under the laws of Hong Kong. Its business address is Unit 503, 5/F., Tower 3 Lippo Centre, 89 Queensway, Admiralty, Hong Kong. The principal business of FCML is providing investment advisory services.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

CSOF III GP LIMITED

The name, title, present principal employment, business address and citizenship of each director of CSOF III GP are set forth below. As of the date of this Amendment, CSOF III GP has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship

He Ling	Director	Chairman of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	People’s Republic of China

Pearce James Griffith	Director	Employee of HF Fund Services Limited*	45 Market Street, Gardenia Court, Camana Bay, P.O. Box 242 Grand Cayman, KY1-1104 Cayman Islands	Ireland

Ip Kun Wan	Director	Chief Executive Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

*	HF Fund Services Limited is a Cayman Islands-based company licensed in the Cayman Islands to provide independent directors to alternative investment funds and investment management companies, with its business address at 45 Market Street, Gardenia Court, Camana Bay, P.O. Box 242 Grand Cayman, KY1-1104 Cayman Islands.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

FOREBRIGHT ADVISORS LIMITED

The name, title, present principal employment, business address and citizenship of each director of Forebright Advisors are set forth below. As of the date of this Amendment, Forebright Advisors has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship

Lu Feng	Director	Investment Director of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	People’s Republic of China

Liu Cheng	Director	Chief Executive Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	People’s Republic of China

Ip Kun Wan	Director	Chief Operating Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

CHINA SPECIAL OPPORTUNITIES FUND III, L.P.

As of the date of this Amendment, CSOF III has no executive officer or director.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

ACCURATE GLOBAL LIMITED

The name, title, present principal employment, business address and citizenship of each director of Accurate Global are set forth below. As of the date of this Amendment, Accurate Global has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship

Liu Cheng	Director	Chief Executive Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	People’s Republic of China

Ip Kun Wan	Director	Chief Operating Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

ADVANCED ORIENT LIMITED

The name, title, present principal employment, business address and citizenship of each director of Advanced Orient are set forth below. As of the date of this Amendment, Advanced Orient has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship

Chen Shuang	Director	Chief Executive Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Tang Chi Chun	Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

Tsang Sui Cheong, Frederick	Director	Chief Risk Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

CHINA EVERBRIGHT GP LIMITED

The name, title, present principal employment, business address and citizenship of each director of CE GP are set forth below. As of the date of this Amendment, CE GP has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship

Chen Shuang	Director	Chief Executive Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

Tang Chi Chun	Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

Tsang Sui Cheong, Frederick	Director	Chief Risk Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	People’s Republic of China

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

CHINA FOREBRIGHT INVESTMENT MANAGEMENT LIMITED

The name, title, present principal employment, business address and citizenship of each director of CFIM are set forth below. As of the date of this Amendment, CFIM has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship

Liu Cheng	Director	Chief Executive Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	People’s Republic of China

Ip Kun Wan	Director	Chief Operating Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

He Ling	Director	Chairman of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	People’s Republic of China

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

CHINA SPECIAL OPPORTUNITIES FUND, L.P.

As of the date of this Amendment, CSOF has no executive officer or director.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

CSOF TECHNOLOGY INVESTMENTS LIMITED

The name, title, present principal employment, business address and citizenship of each director of CSOF Technology Investments are set forth below. As of the date of this Amendment, CSOF Technology Investments has no executive officer.

Name	Title	Present Principal Employment	Business Address	Citizenship

Ip Kun Wan	Director	Chief Operating Officer of FCML	Unit 503, 5/F., Tower 2 Lippo Centre, 89 Queensway, Admiralty, Hong Kong	Australia

Tang Chi Chun	Director	Chief Financial Officer of CEL	46th Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong	United Kingdom

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 29, 2014

China Everbright Limited

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Authorized Signatory

China Everbright Investment Management Limited

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Authorized Signatory

Windsor Venture Limited

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Authorized Signatory

Forebright Partners Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Signature page

CSOF III GP Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Forebright Advisors Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

China Special Opportunities Fund III, L.P.

By CSOF III GP Limited, its general partner

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Accurate Global Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Advanced Orient Limited

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Authorized Signatory

Signature page

China Everbright GP Limited

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Authorized Signatory

China Forebright Investment Management Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

China Special Opportunities Fund, L.P.

By China Everbright GP Limited, its general partner

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Authorized Signatory

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
	Name:	Ip Kun Wan
	Title:	Authorized Signatory

Signature page